[ING FUNDS LOGO]

June 8, 2012

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          ING Prime Rate Trust

(File Nos. 333-180973/180985; 811-05410)

Dear Mr. Thompson:

This letter responds to comments provided by the Securities and Exchange Commission (the “SEC”) and its Staff to Jay Stamper on May 24, 2012, for the initial registration statements on Form N-2 for ING Prime Rate Trust (“Registrant” or “Fund”) filed on April 26, 2012. Our summary of the comments made to the Prospectuses and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.             Comment:              The Staff requested that the Registrant explain the significance of the term “Prime Rate” in the Fund’s name given that the Fund’s investment strategy states that the Fund invests 80% in senior loans that are typically below investment grade. In addition, the Staff requested that the Registrant give support to the Fund’s name under the requirements of Rule 35d-1.

Response:             The term “Prime Rate” in the Fund’s name has been used historically to reference the fact that the Fund invests in Senior Loans, as such term is defined in the Fund’s Prospectus. Senior Loans typically pay interest at floating rates which are re-determined periodically by reference to a base lending rate, such as the prime rate offered by major U.S. banks (the “Prime Rate”) or another short-term interest rate such as the London Inter-Bank Offered Rate (“LIBOR”).  The term “Prime Rate” has been used in the Fund’s name since the Fund’s inception in 1988.

We do not believe that the use of the term “Prime Rate” implicates Rule 35d-1 or the Staff’s guidance on Rule 35d-1.  Further, the fact that a Fund maintains a policy to invest 80% of its assets in a certain asset class does not oblige a Fund to necessarily reflect that 80% policy in the Fund’s name.

Finally, we note that the Staff appears to be concerned about the interplay between the use of the term “Prime Rate” and the Fund’s Prospectus disclosure which notes that many of the Senior Loans in which the Fund invests may be rated below investment grade.  We do not believe that the Fund’s name and this disclosure are in conflict.  We are not aware of any common usage of the term “Prime Rate” to refer to the credit quality of a loan and do not believe that a shareholder would infer anything about the credit quality of the Fund’s portfolio holdings from the use of the term “Prime Rate” in the Fund’s name.

2.             Comment:              The Staff noted that in the section entitled “Preferred Shares,” found on page 2 of the Prospectus, the third paragraph states “In each case, the holders of Common Shares voting separately as a class will elect the remaining trustee.”  The Staff believes that this statement is a violation of Section 18(i) of the Investment Company Act of 1940 as all voting shares should have equal rights except for those exceptions with respect to Preferred Shares which are noted earlier in the Prospectus.  Therefore, the Staff requested that the Registrant revise or omit this statement.

Response:             The Registrant appreciates the Staff’s comment on this disclosure, but respectfully submits that the suggestion that the voting rights described in the Prospectus violate Section 18(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), is contrary to longstanding interpretations of Section 18(i) by the SEC and its Staff.   We also note that the Registrant does not currently have preferred stock outstanding.

The seminal discussion on the issue raised in the Staff’s comment can be found in In the Matter of Solvay American Corporation, Investment Company Act Release No. 1165 (Apr. 13, 1948).  In Solvay, the preferred shareholders were to be granted the right to elect two directors at all times and a majority of the directors if the preferred dividends were in arrears in an amount equal to two full years’ dividends.  As noted by the Commission, Solvay’s organizational documents also were to “provide that the holders of the common stock, voting separately as a class, shall be entitled to elect the remainder of the directors which the preferred stockholders are not entitled to elect.” (emphasis original).  The SEC granted an order stating that this arrangement would not violate the 1940 Act,

[s]ince the preferred stockholders have been given all the protection required by Section 18(a)(2) and more, equality of voting rights does not require that they be given an opportunity to vote for directors other than the directors whom they are entitled to elect by a class vote. In granting a class vote to the preferred for the election of directors, we do not believe that it is a tortuous construction of the phrase “equal voting rights” to permit a class vote for the election of directors by the common. We also note that equality of voting power between the preferred and common stockholders is furthered by the provision that each share of each class shall have equal voting rights for all purposes other than the election of directors and the matters of particular interest to the preferred stockholders. (emphasis added).

More recently, the Staff has discussed Solvay approvingly in no-action letters.  Recently in 2010 in the Boulder Total Return Fund, Inc. SEC No-Action Letter (November 15, 2010), the Staff stated:

In Solvay, the Commission acknowledged “the possibility of varying interpretations of what constitutes equal voting rights” and suggested that “in certain cases an inflexible adherence to any rigid interpretation could produce grave distortions of the apparent intent of Congress to require a reasonably equitable distribution of voting power consistent with the applicable provisions pertaining to the different classes of stock.”  We believe that the circumstances of Solvay are crucial to understanding the meaning and scope of these statements. The Commission noted that some degree of flexibility may be warranted when interpreting the term “equal voting rights” in multi-class CEFs because Congress settled upon the equal voting rights mandate of Section 18(i) before it contemplated permitting CEFs to issue senior securities, and did not revisit the meaning of “equal voting rights” in the context of the newly sanctioned multi-class CEFs. While an interpretation of “equal voting rights” may prove excessively rigid if it were to prevent a fund from affording appropriately differentiated rights to different classes of stock (such as those in Solvay), we believe that the Commission’s concern as expressed in Solvay is limited primarily to that context. (footnotes omitted) (emphasis original).

It is important to note that the voting rights described in the Registrant’s Prospectus appear to be the same as those approved of in Solvay and discussed in Boulder Total Return Fund.  The Staff also noted in Boulder Total Return Fund that:

Indeed, we have provided no-action assurances in a number of other instances also involving differential voting rights as between separate classes of stock. In each of these letters, our position was supported by the fact that the differences in voting rights followed logically from the differences between the share classes. (footnotes omitted).

Footnote 39 in Boulder Total Return Fund is also instructive on this point.  It describes multiple instances where the Staff has provided no-action assurances in a number of cases involving differential voting rights between different classes of stock.  Among, other no-action letters, footnote 39 cites Zenith Income Fund, Inc. SEC Staff No-Action Letter (Apr. 27, 1988) which the Staff described as “providing no-action assurance under Section 18(i) of the Investment Company Act with respect to differential voting rights for holders of preferred and common stock).”

Based on the SEC and Staff positions discussed above, we believe that the voting rights described in the Registrant’s Prospectus are well within the boundaries of voting arrangements permitted under Section 18(i).  Therefore, the Registrant respectfully declines to remove the disclosure as requested by the Staff.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

[ING FUNDS LOGO]

June 8, 2012

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          ING Prime Rate Trust

(File Nos. 333-180973/180985; 811-05410)

Dear Mr. Thompson:

ING Prime Rate Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:           Jeffrey S. Puretz, Esq.

Dechert LLP